FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 23, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes.............No......X.......

                If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                             International Power plc


                Performance Share Plan 2002 - Conditional Awards

                Executive Share Option Plans - Grants of Options


Performance Share Plan 2002 (the 'Performance Plan')

Following shareholder approval of the Performance Plan at the Annual General Meeting of the Company held on 23 May 2002, the Remuneration and Appointments Committee of International Power plc (the "Committee") has made the following Conditional Awards over the following numbers of shares to Executive Directors of the Company:

                        No. of Shares

Peter Giller               255,102

David Crane                148,724

Philip Cox                 148,724

The above awards will normally vest after the end of a three-year period commencing on 1 January 2002 and ending on 31 December 2004 (the Performance Period), subject to the satisfactory performance of the performance condition. The performance condition that applies to the above awards is based on growth in normalised earnings per share growth (EPS Growth). Under this condition, 30% of the award will vest after 31 December 2004 if average annual EPS Growth over the Performance Period is not less than RPI+7%. 100% of the award will vest if average annual EPS Growth over the Performance Period is equal to or greater than RPI+12%. Vesting will be pro rated for EPS Growth between these two points.

In accordance with the Rules of the Performance Plan, the value of shares that have been made subject to the award has been calculated by reference to the mid-market price of an IPR Ordinary share on 23 May 2002 (this being the day before the Award Date), being 196 pence per share.

For the Executive Directors, the number of shares placed under award has been calculated by reference to 100% of the Executive Directors base annual salary as at the date of the awards. As Mr Giller's remuneration is paid in shares, for the purposes of the award made under the Performance Plan and in accordance with the provisions of the Performance Plan Rules, the value that has been used to determine the level of Mr Giller's award has been determined by the Committee as being (pound)500,000.


Approved and Unapproved Executive Share Option Plans

Also, the Committee has made the following Grants of Options under the Company's Approved and Unapproved Executive Share Option Plans to Executive Directors of the Company:

Approved Plan

                        No. of Shares          Option price
                        Under Option             per Share

Peter Giller               15,306                  196p

David Crane                15,306                  196p

Philip Cox                 15,306                  196p



Unapproved Plan

                        No. of Shares          Option price
                        Under Option             per Share

Peter Giller              239,796                  196p

David Crane               133,418                  196p

Philip Cox                133,418                  196p

In accordance with the Rules of the Approved and Unapproved Plan, the value of options granted has been calculated by reference to the mid-market price of an IPR Ordinary share on 23 May 2002 (this being the day before the Grant Date), being 196 pence per share.

For both the Approved and the Unapproved Plan, the above options will, under normal circumstances, be exercisable between 24 May 2005 and 24 May 2012, subject to the satisfactory performance of the performance condition. The performance condition that applies to the above grants of options is based on growth in normalised earnings per share growth (EPS Growth). Under this condition, options will become exercisable if average annual EPS Growth over the Performance Period (being 1 January 2002 to 31 December 2004) is not less than RPI+4%.


Stephen Ramsay
Company Secretary
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      INTERNATIONAL POWER PLC
                                                      (Registrant)


                             By: /s/ Stephen Ramsay
                                -----------------------------------------------
                                Stephen Ramsay, Company Secretary